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                            January 27, 2023

       Barry Anderson
       Chief Executive Officer
       Data Knights Acquisition Corp.
       Unit G6, Frome Business Park, Manor Road
       Frome
       United Kingdom, BA11 4FN

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed January 3,
2023
                                                            File No. 333-266274

       Dear Barry Anderson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Questions and Answers About the Proposals, page 10

   1. We note your revisions in response to comment 1. However, the new question and answer focuses on the impact
of redemptions. Please add a new question and answer specifically addressing the risk
that failure to close a PIPE Investment could leave the post-merger entity
under-capitalized, and explain the consequences if this were to occur. In the new
                                                        question and answer,
please also disclose that $91.4 million of the proceeds in the trust account were used to
pay the most recent redemptions, and indicate how the current trust account balance could
further leave the post-merger entity undercapitalized.
 Barry Anderson
FirstName  LastNameBarry  Anderson
Data Knights Acquisition Corp.
Comapany
January 27,NameData
            2023      Knights Acquisition Corp.
January
Page 2 27, 2023 Page 2
FirstName LastName
Q: What interests do Data Knights' current officers and directors have in the Business
Combination?, page 17

2. We note your revised disclosure in response to comment 7 and reissue our comment in part. Please quantify the value of any out-of-pocket expenses and disclose that the
         Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000
         (representing $0.10 per public share) into the Company   s trust
account on August 11,
         2022, as well as any additional amounts deposited to further extend the date. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers, including pages 32, 90 and 101, and include the revised disclosure that you have included on pages 17-18.
Q. How do redemptions of Data Knights' Public Shares impact the Closing..., page 20

3. Please revise to disclose that the Minimum Cash Condition is $30 million. Please also indicate that based on the current value of the Trust Account, you will not satisfy the
         Minimum Cash Condition, and that completion of the PIPE Investment or alternative financing arrangements will be necessary to meet the Minimum Cash Condition. Please clarify, to the extent accurate, that non-redemption agreements would not be sufficient to ensure you meet the Minimum Cash Condition.
Risk Factors
Data Knights' independent registered public accounting firm's report contains an explanatory paragraph..., page 73

4. We note your disclosure on page 181 that at April 1, 2023, your outstanding convertible notes may be converted into stock or repaid back in cash at the note holders discretion, and if more than 30% of these noteholders choose to be paid back in cash, you may not be able to meet the cash requirements to meet this obligation. Please revise this risk factor to address this.
General Description of the Merger Agreement
Conditions to the Closing, page 97

5. We reissue comment 6 in part. Clarify that the minimum cash condition is a condition to closing here and on page 14. Please also indicate the value ($30 million) of the minimum cash condition.
Background of the Business Combination, page 101

6. We note your revised disclosure in response to comment 7 and reissue our comment in part. Please disclose when you decided to pursue discussions solely with OneMedNet.
7. We note your revised disclosure in response to comment 8 that "the representations and warranties and provisions governing the treatment of options and warrants, together with
 Barry Anderson
FirstName  LastNameBarry  Anderson
Data Knights Acquisition Corp.
Comapany
January 27,NameData
            2023      Knights Acquisition Corp.
January
Page 3 27, 2023 Page 3
FirstName LastName
         those relating to the Minimum Cash Condition and the PIPE financing, were the material terms negotiated in the Merger Agreement." Please further revise to elaborate on the negotiation of those terms.
The Board's Reasons for Approval of the Business Combination, page 105

8. We note your revised disclosure in response to comment 10. Please further revise the table to include the underlying financial data used to calculate each multiple. We also note your disclosure that "these companies overlapped with, but were different from, the list of public companies included in the guideline public company analysis used by
         Marshall & Stevens in preparing its opinion," yet it appears this analysis included the same list of companies. Please explain how this analysis differed from the analysis prepared by Marshall & Stevens.
Competition, page 164

9. We note your revised disclosure in response to comment 16 in your risk factors and reissue our comment. In this section, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of your competitors.
Material Customer Agreements, page 166

10. We note your response to comment 17 and reissue our comment in part. Please tell us whether your agreement with Siemens tracks your standard Data License Agreement. If not, describe the material terms of your agreement with Siemens and how it differs from your standard Data License Agreement. We also note you have filed two agreements as exhibits 10.18 and 10.19, but it is not clear whether these are your agreements with
         Change Healthcare and Siemens. Revise your exhibit index to clarify. OneMedNet Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 177

11. We note your response to comment 19, but note you still have not provided the disclosure required by Item 303(b)(1) and (b)(2) of Regulation S-K related to Liquidity and Capital
         Resources and Results of Operations. Please tell us how your disclosure complies with Item 303(b)(1) and (b)(2) of Regulation S-K. For instance, point out the specific disclosure that explains why Cost of Goods Sold increased from $612,000 for fiscal year
         2020 to $1.2 million for fiscal year 2021. Please also address your disclosure's compliance with Item 303(c) for interim results and tell us where you have explained why General and
 Barry Anderson
Data Knights Acquisition Corp.
January 27, 2023
Page 4
         Administrative Expenses increased from $925,000 for the nine months ended September
         30, 2021 to $2.0 million for the nine months ended September 30, 2022. Please ensure that all material changes in accounts are discussed and provide explanations of the reasons for such changes.
Executive Compensation of OneMedNet, page 187

12. Please update this section to include disclosure for the year ended December 31, 2022.
General

13. We note your disclosure that "In connection with the voting on the Extension Amendment
         Proposal and the Trust Amendment Proposal at the special meeting, holders of 8,768,456 shares of Class A Common Stock exercised their right to redeem those shares for cash."
         Consistently present the number of shares outstanding, as we note that on page 2 you say that there are currently 6,191,819 shares outstanding, while elsewhere you disclose that there are 5,606,544 shares outstanding. Please also update the percentages to be held by certain shareholder groups throughout to account for the redemptions, as well as update the redemption price per share and the amount of funds in the trust account. For example, we note that you continue to say that the Insiders own 20% of the outstanding shares of
         Data Knights Class A Common Stock, and you disclose the balance of the Trust Account as of July 1, 2022.
14. Where you disclose the ownership interest of different shareholder groups upon completion of the Business Combination, please revise the disclosure stating that this assumes "there are no redemptions of any shares by Data Knights public stockholders," to clarify that this assumes there are no further redemptions of such shares.
Notice of Special Meeting of Stockholders

15.    We note your revised disclosure in response to comment 13. Please update your
FirstName LastNameBarry Anderson
       description of proposal (3) in your notice of meeting and on page 89 to separately list the
Comapany   NameData
       proposals       Knights
                 you have       Acquisition
                           unbundled.        Corp.
                                        Please also separately present these
proposals on your
       proxy card.
January 27, 2023 Page 4
FirstName LastName
 Barry Anderson
FirstName  LastNameBarry  Anderson
Data Knights Acquisition Corp.
Comapany
January 27,NameData
            2023      Knights Acquisition Corp.
January
Page 5 27, 2023 Page 5
FirstName LastName
        You may contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Larry Shackelford, Esq.